June 3, 2008

United States Securities and Exchange Commission
 100 F Street N.E., Stop 7010
Washington, D.C. 20549

Filed in EDGAR correspondence file

RE:

Tournigan Energy Ltd. (formerly Tournigan Gold Corporation)
Form 40-F for Fiscal Year Ended September 30, 2007
Filed January 30, 2008 (the Filing )
File No. 0-50486

To whom it may concern:

Tournigan Energy Ltd. (the Company ) acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

  Securities and Exchange Commission (the Commission ) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses below are referenced to your comments letter dated May 7, 2008.

Financial Statements

Note 8 Asset Retirement Obligations and Restricted Deposits, page 19

1.

The Company used a credit-adjusted risk-free rate of 20% to calculate its asset retirement obligation for its Kremnica mining licence (the ARO ). The Kremnica mining licence is held by the Company s wholly-owned Slovakian subsidiary Kremnica Gold, a.s. ( KG ). KG has the legal obligation for the ARO. Tournigan Energy Ltd., as parent, has no legal obligation for the performance of the ARO. There are neither funding nor assurance provisions related to the ARO. Paragraph 8 of FAS 143 requires that the estimated cash flows relating to the ARO should be discounted at the credit-adjusted risk-free interest rate which would reflect the credit standing of KG.

KG has no significant assets other than its Kremnica mining licence and related gold exploration licences and is funded by intercompany debt from its Canadian parent. The risk-free interest rate on Government of Slovakia 10 year bonds was approximately 5% as at date of acquisition. The Company discussed debt financing rates for KG with its investment bankers, who indicated that KG could probably not raise debt financing at this stage in the development of the Kremnica gold project. The expected all equity return on a risky gold asset similar was estimated to be approximately 30%. A KG lender would have the mining licence as security and therefore the 30% equity rate was adjusted downward to 20% as a reasonable estimate for KG s credit-adjusted risk-free rate.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: 604-683-8320 Fax: 604-683-8340 Email: info@tournigan.com

It should be noted that the measurement of the ARO is not materially affected by the credit-adjusted risk-free rate assumption. Were the Company to have used a 15% credit-adjusted risk-free rate, the ARO as at September 30, 2007 and accretion expense would have increased by 0.08% of total assets and 0.07% of net loss for the 13 months ended September 30, 2007, respectively. If a 25% credit-adjusted risk-free rate was used, the ARO as at September 30, 2007 and accretion expense would have decreased by 0.04% of total assets and 0.05% of net loss for the 13 months ended September 30, 2007, respectively.

Note 19 United States Generally Accepted Accounting Principles

a) Interest in exploration properties and deferred exploration costs, page 28

2.

In future filings, we will modify the second sentence of our policy to read U.S. GAAP requires that all exploration costs be expensed, including drilling and related costs to upgrade mineral resources to reserves, until proven and probable reserves have been established by a feasibility study.

3.

In future filings, we will modify the last sentence to read once in production, previously capitalized costs and any subsequently capitalized exploration costs would be charged to production on a unit-of-production basis over the proven and probable reserves of the mine . This policy would be consistent with FAS 144.

Engineering Comments

General

4.

We will include this cautionary language on our website and in any of our future press releases that refer to reserve measures other than those recognized by the SEC.

Annual Information Form ( AIF ) Comments

Description of Business, page 5

5.

The Company s reporting of resource estimates of contained metal is required by National Instrument 43-101 ( NI 43-101 ) and is permitted under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.

6.

The Company s reporting of historical resource estimates is permitted by section 2.4 of NI 43-101 and is also permitted under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. Where the Company has reported historical resources, the cautionary language required by section 2.4 of NI 43-101 has been used.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: 604-683-8320 Fax: 604-683-8340 Email: info@tournigan.com

Primary Mineral Properties, page 6

7.

Under Canadian standards, cut-off grades must be reasonable over the life of the project. The Company looked to its industry peers and similar projects to assess the reasonability of its cut-off grades. The Company will provide more detailed disclosures regarding its cut-off grade assumptions in its future filings.

8.

The Company s only reserve is for the Kremnica gold deposit (pages 9-14), which was separately disclosed from the resource estimate. The Company believes said disclosure to be in compliance with Instruction 2 to Paragraph (b)(5) of Industry Guide 7. The Company included cautionary language regarding resource estimates on page 24. In future filings, the Company will include cautionary language above each table.

9.

The Company will include maps in its future filings.

Please contact me at (604) 637-3567 if you have any further questions regarding our responses to your comments.

Yours truly,

/s/ "Hans Retterath"
Mr. Hans Retterath, CFO

Cc:

Mr. James Walchuck, CEO
Mr. Neville McClure, Stikeman Elliott
Mr. Norm Mayr, KPMG

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: 604-683-8320 Fax: 604-683-8340 Email: info@tournigan.com